ITEX Corporation
3326 160th Ave. SE, Ste. 100
Bellevue, WA 98008
Fax: (425) 463-4041

October 29, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief
David Orlic, Special Counsel, Office of Mergers and Acquisitions
Robert Errett, Staff Attorney

Re:   ITEX Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
File No. 000-18275

Dear Ms. Ransom and Messrs. Owings, Orlic and Errett:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated October 28, 2010.  Set forth below are the Staff’s comments followed by our responses.  The numbered responses in this letter correspond to your numbered comments.

ITEX has filed a revised preliminary proxy statement (Amendment No. 2) which reflects the changes described below.

General

1.
We note that you included certain acknowledgements in the closing paragraph of the letter dated October 21, 2010.  However, please have a representative of the company, not counsel, provide the acknowledgements found at the end of our October 15, 2010 letter and file it on EDGAR as correspondence.  Please confirm your understanding in this regard.

Response:

We have resubmitted in this letter the acknowledgements originally contained in the closing paragraph of the letter dated October 21, 2010.  See page 4 of this letter.

Mr. H. Christopher Owings
October 29, 2010

Background of the Solicitation, page 6

2.
Please tell us whether since November 1, 2007 you retained a financial advisor to assist in evaluating your strategic options and opportunities. In this regard, we note that you disclose on Form 8-K on May 1, 2008 that you retained Montgomery & Co. as your financial advisor to assist you in evaluating a range of strategic plans and opportunities. Accordingly, please discuss why you retained Montgomery or any other advisor during this timeframe, their recommendations and ITEX's  decisions with regards to the recommendations, including the basis for their decision.

Response:

We have added disclosure regarding management’s reasons for retaining Montgomery & Co., and stated that the engagement resulted in no recommendations and was terminated on October 31, 2008.

3.	Clarify the “group” you are referring to in reference to the letter you received on March 23, 2010.

Response:

We have clarified that on March 23, 2010, the shareholder group referred to itself in the letter as the “Polonitza Group.”

4.
You state that on April 1, 2010 Mr. White sent a letter to the shareholder group to correct the record and respond to several inaccurate statements. Please disclose the inaccurate statements the shareholder group made that you are referring to and discuss Mr. White's response to their statements. Also, please clarify what you mean by “correct the record.”

Response:

We have disclosed the specific statements Mr. White indicated were inaccurate.  With respect to the phrase “correct the record,” we have added quotation marks to indicate that the phrase is a direct quote from the letter.  The phrase “correct the record” is commonly used to mean not letting misstatements go unanswered, and we have clarified that its ordinary use was intended.

5.
In the first paragraph on page 8 you state that Mr. White advised the shareholder group that they would not enter into potentially confidential discussions on the terms sought by the members of the group. Please clarify if any discussion took place, perhaps on different terms. If a discussion took place, please describe the general content of the discussion.

Response:

We have clarified that no discussions took place at the time of or subsequent to the incident.

Pagidipati Group’s Alternative Director Nominees, page 8

6.
Please briefly discuss what about ITEX’s industry position, strategic direction and management led you to conclude that ITEX is poised to continue to provide superior value for its stockholders. Please also clarify what you mean by “superior value.”

Response:

We have deleted the modifying adjective “superior.”

Mr. H. Christopher Owings
October 29, 2010

7.	Please quantify, to the extent practicable, the additional costs and accounting charges for your company resulting from a change of control.

Response:

We have quantified the additional costs and accounting charges resulting from a change of control under “Employment and Change-in-Control Agreements” on page 19, and added a cross-reference to page 19.  In addition, we have added the maximum amount to the subsequent paragraph.  See page 10.

Election of Directors Proposal 1, page 10

8.
We note your response to comment six from our letter dated October 15, 2010. Please revise your filing to respond to the concerns of the shareholder group raised in their proxy materials filed on October 18, 2010. In this regard, your response indicates that you will further address various issues raised by the dissident stockholders in its proxy solicitation materials, which will be subsequently filed with the Commission; if you know now what additional disclosure you plan to provide to stockholders, please include such disclosure in this proxy statement.

Response:

We have added disclosure disclosing our concerns about the financial implications of the shareholder group’s plan to maximize stockholder value.  See page 10.  We have no present intention to address in our supplemental proxy solicitation materials issues raised by the dissident shareholders other than what we have already disclosed, and we have no other planned disclosure in this regard.  We have removed from our proxy materials language that refers to potential additional reasons for our recommendation.  See page 11.

Corporate Governance, page 12

9.
We note your response and the revisions to your filing in response to comment eight from our letter dated October 15, 2010. Also, please advise if Mr. Wade's service as Director of Finance for Mercent Corp., a company in which Eric Best is the Chairman and Chief Executive Officer, was considered in determining whether Mr. Wade was independent according to the NASDAQ Marketplace Rules, with a view to disclosing whether the Board considered whether such role impairs his ability to act independently.

Response:

We have disclosed that Mr. Wade’s service for Mercent Corp. was considered by the board and that the board determined that Mr. Wade’s ability to act independently was not impaired by this relationship.

Mr. H. Christopher Owings
October 29, 2010

In connection with this response, ITEX Corporation acknowledges that:

o	ITEX is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

Should you have any questions regarding the foregoing, please contact Stephen Tollefsen of the firm of Tollefsen Business Law at (425) 353-8883.

Should you wish to communicate by fax, please send your faxes to me at 425-463-4041.

Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.
(425) 353-8883